Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1                        Name and Address of Company

DragonWave Inc. (the “Company”)

600-411 Legget Drive

Ottawa, Ontario

Canada, K2K 3C9

Item 2                        Date of Material Change

November 4, 2011

Item 3                        News Release

A news release with respect to the material change referred to in this report was issued by the Company through Marketwire and filed on the system for electronic document analysis and retrieval (SEDAR) on November 4, 2011.

Item 4                        Summary of Material Change

On November 4, 2011, the Company and its wholly-owned subsidiary incorporated in Luxembourg, DragonWave S.A.R.L. (the “Purchaser”), entered into a master acquisition agreement (the “Master Acquisition Agreement”) with Nokia Siemens Networks B.V. (“NSN”) to acquire certain assets and liabilities of NSN, namely its microwave transport business, including the associated operational support systems (OSS) and related support functions (the “Business”). In connection therewith, the Purchaser would also become the preferred, strategic supplier to NSN of packet microwave and related products. Likewise, the parties would jointly coordinate technology development activities (collectively with the aforementioned transactions, the “Transaction”). The consideration paid for the Business will include approximately €10,000,000 in cash and €5,000,000 in common shares of DragonWave (the “Common Shares”). The Company will also assume employee liabilities of approximately €10,000,000 and will enter into a capital asset lease arrangement for approximately €5,000,000. Also, the Master Acquisition Agreement provides for sales-based earnout payments to be made following closing. The earnout payments could raise the value of the Transaction by approximately €80,000,000. The Transaction is expected to close in the first calendar quarter of 2012 (the closing date being hereinafter referred to as the “Closing Date”).

Item 5                        Full Description of Material Change

On November 4, 2011, the Company and the Purchaser entered into the Master Acquisition Agreement with NSN. On the Closing Date, the Purchaser will acquire the Business for consideration payable by a net amount of cash equal to approximately €10,000,000 (the “Cash Consideration”) and an amount of Common Shares equivalent to an aggregate fair market value of €5,000,000 (the “Share Consideration”). The Cash Consideration will be paid in Euros on the Closing Date and will be subject to customary adjustments. The Share Consideration will be issued and delivered by the Purchaser to NSN (or as NSN may otherwise direct) on the Closing Date and will be subject to a lock-up restricting sale or disposition (subject to certain exceptions). Subject to applicable stock exchange rules, the aggregate fair market value of the Share Consideration will be determined by calculating the volume weighted average price of the Common Shares on the Toronto Stock Exchange for the five trading day period commencing on the date which is seven trading days prior to the Calculation Date (as defined in the Master Acquisition Agreement) and ending on the date which is two trading days prior to the Calculation Date. The amount of Common Shares issued and delivered as part of the Share Consideration is subject to certain limitations to comply with securities law and stock exchange requirements.

In addition to the Cash Consideration and the Share Consideration, the Purchaser will assume employee liabilities of approximately €10,000,000 and will enter into a capital asset lease arrangement for approximately €5,000,000. Furthermore, the consideration payable will include sales-based earnout payments to be made following the Closing Date. The earnout payments could raise the value of the Transaction by approximately €80,000,000.

The Transaction is expected to be financed through a combination of cash on hand and increased debt facilities provided by Comerica Bank and Export Development Canada. Such debt facilities are subject to conditions and will be entered into on and subject to closing of the Transaction.

As part of the Transaction, the parties expect that approximately 360 NSN employees based mainly in Milan (Italy) and Shanghai (China) to transfer to the Purchaser or its affiliates. The parties will shortly enter into consultation regarding the Transaction with employees and employee representatives in accordance with applicable law and relevant timelines.

Closing of the Transaction is subject to applicable regulatory, exchange and third party approvals, a consultation process with trade union representatives and other customary conditions and is expected to occur in the first quarter of 2012.

The Master Acquisition Agreement contains standard non-compete and non-solicitation provisions in favour of the Company and the Purchaser.

Item 6                        Reliance on Subsection 7.1(2) of National Instrument 51-102

N/A

Item 7                        Omitted Information

N/A

Item 8                        Executive Officer

Inquiries in respect of the material change referred to herein may be made to:

Russell Frederick, Chief Financial Officer, +1 613 599 9991, ext 2253

Item 9                        Date of Report

November 14, 2011